March 22, 2013

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Responses to the Securities and Exchange Commission Staff Comments dated March 13, 2013, regarding Energizer Resources Inc. Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2012

Filed March 4, 2013

File No. 000-51151

Ladies and Gentlemen:

This letter responds to the staff’s comments set forth in the March 13, 2013 letter regarding the above-referenced Form 10-K (as amended) for the fiscal year ended June 30, 2012. For your convenience, the staff’s comments are included below, and we have numbered our responses accordingly. Our responses are as follows:

Staff Comment No. 1.

We note your response to comment 1 from our letter dated February 5, 2013 and we reissue the comment. In this regard we note your disclosure of an indicated and inferred resource on page 9 of your amended filing.

Energizer’s Response:

We have noted your comment and revised the disclosure to exclude the indicated and inferred resource on page 9 of our amended filing.

Staff Comment No. 2.

Additionally, we note that you disclose economic indicators in your amended filing that are based on resources and a preliminary economic assessment. Only economic indicators associated with the development of proven or probable reserves should be disclosed in filings with the United States Securities and Exchange Commission. Please revise to remove the financial information developed and/or derived from the possible development of your resources.

Energizer’s Response:

We have noted your comment and revised the disclosure to exclude the financial information developed and/or derived from the possible development of our resources.

Staff Comment No. 3.

We note your response to comment 10 in our letter dated February 5, 2013, and we partially reissue the comment. We note your revised disclosure on page 36 that you plan to incur approximately $3,000,000 - $5,000,000 on exploration up to June 30, 2013 on the Madagascar properties. Please describe in greater detail the planned exploration activities for the Madagascar properties, including the anticipated time frame for such activities.

Energizer’s Response:

We have noted your comment and revised the disclosure to include, subject to the availability of capital, greater detail on the planned exploration activities for the Madagascar properties, including the anticipated time frame for such activities.

Staff Comment No. 4.

We reviewed your response to our prior comment 11. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please tell us how the ineffective conclusion reached in management's report on internal control over financial reporting affected management’s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by your Form 10-K. If you continue to believe that your disclosure controls and procedures are effective, provide us with a discussion of the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e). Alternatively, please amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures (i.e., not effective as of the end of the fiscal year).

Energizer’s Response:

We have noted your comment and revised the disclosure to note that disclosure controls and procedures were not effective as of the end of June 30, 2012 based on our management's report on internal control over financial reporting.

Staff Comment No. 5.

We note your response to comment 12 in our letter dated February 5, 2013, and we reissue the comment. Please provide all of the information required by Item 404(a) of Regulation S-K, including the names of the related persons as required by Item 404(a)(1) of Regulation S-K.

Energizer’s Response:

We have noted your comment and revised the disclosure to include all of the information required by Item 404(a) of Regulation S-K, including the names of the related persons as required by Item 404(a)(1) of Regulation S-K.

Staff Comment No. 6.

We note your response to comments 14 and 15 in our letter dated February 5, 2013. Please file the Definitive Joint Venture Agreement in its entirety, including all schedules and annexes. We also note that Exhibits 10.5 and 10.6 appear to be mislabeled in the exhibit index. Please revise accordingly.

Energizer’s Response:

We have noted your comment and revised the disclosure to modify the exhibit index and file the Definitive Joint Venture Agreement in its entirety, including all schedules and annexes.

* * * * *

Energizer Resources Inc. hereby acknowledges that:

•	Energizer Resources Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	Energizer Resources Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding our response letter, please do not hesitate to contact the undersigned at (416) 364-4911.

Sincerely,

Energizer Resources Inc.

/s/ Peter Liabotis

Peter Liabotis

Senior Vice President and Chief Financial Officer

cc: Jill Arlene Robbins, P.A.